Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-219206
GS Finance Corp. $60,265,000 Floating Rate Notes due 2057 guaranteed by The Goldman Sachs Group, Inc.
This prospectus supplement addendum relates to $60,265,000 principal amount of notes that were offered on September 25, 2017, as described in the accompanying prospectus supplement no. 2,043 dated September 25, 2017 (CUSIP no: 40054LT61; ISIN no. US40054LT618).
The following paragraph reflects amended information and replaces, in its entirety, the second paragraph under “Estimated Value of Your Notes” on page S-2 of the accompanying prospectus supplement no. 2,043.  The amendment extends the original time period from 364 days to 1,095 days during which Goldman Sachs & Co. LLC will pay the remaining additional amount (in addition to the then current estimated value of your notes, but not including GS&Co.’s customary bid and ask spread), if it buys or sells the notes, as specified below. The amended paragraph below should be read in conjunction with the accompanying prospectus supplement no. 2,043 dated September 25, 2017 (except for the paragraph being replaced), the accompanyingprospectus supplement dated July 10, 2017 and the accompanying prospectus dated July 10, 2017:
Prior to September 25, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market, which it is not obligated to do) will equal approximately the sum of (a) the then-current estimated value of your notes (as determined by reference to GS&Co.’s pricing models) plus (b) any remaining additional amount (the additional amount will decline to zero on a straight-line basis over the period from the time of pricing through September 24, 2020). On and after September 25, 2020, the price (not including GS&Co.’s customary bid and ask spreads) at which GS&Co. would buy or sell your notes (if it makes a market) will equal approximately the then-current estimated value of your notes determined by reference to such pricing models.
You should read the additional disclosure in the accompanying prospectus supplement no. 2,043 dated September 25, 2017 to better understand the terms and risks of your investment, including the credit risk of GS Finance Corp. and The Goldman Sachs Group, Inc. See page S-15 of the accompanying prospectus supplement no. 2,043 dated September 25, 2017.
Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus.  Any representation to the contrary is a criminal offense. The notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank.

Goldman Sachs & Co. LLC
Prospectus Supplement No. 2,043 Addendum dated August 14, 2018

GS Finance Corp. may use this prospectus in the initial sale of the notes. In addition, Goldman Sachs & Co. LLC, or any other affiliate of GS Finance Corp. may use this prospectus in a market-making transaction in a note after its initial sale.  Unless GS Finance Corp. or its agent informs the purchaser otherwise in the confirmation of sale, this prospectus is being used in a market-making transaction.

About Your Prospectus
The notes are part of the Medium-Term Notes, Series E program of GS Finance Corp., and are fully and unconditionally guaranteed by The Goldman Sachs Group, Inc.  This prospectus includes this prospectus supplement addendum and the accompanying documents listed below. This prospectus supplement addendum constitutes a supplement to the documents listed below and should be read in conjunction with such documents:
●    Prospectus supplement no. 2,043 dated September 25, 2017
●    Prospectus supplement dated July 10, 2017
●    Prospectus dated July 10, 2017
The information in this prospectus supplement addendum supersedes any conflicting information in the documents listed above.  In addition, some of the terms or features described in the listed documents may not apply to your notes.